SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of Article 157, Paragraph 4 of Law 6404/76 and the provisions of CVM Instruction No. 358/02, hereby announces to its shareholders and to the market in general, that following the Notice to the Market disclosed on April 10, 2017, which deals with the Protocol of Intentions signed by the city of Guarulhos, the Autonomous Service of Water and Sewage of Guarulhos (“SAAE” - Serviço Autônomo de Água e Esgoto de Guarulhos) and Sabesp, decided to move forward with the development: (i) of a judicial agreement for SAAE to pay the debt owed to Sabesp in installments; and (ii) an interdependence agreement to rule the water supply on a wholesale basis by Sabesp.

The terms of the agreements will be based on the discussions that took place within the scope of the aforementioned Protocol of Intentions, as well as in the terms submitted by SAAE to Sabesp through Official Letter no. 259/2017-SUP, dated August 14, 2017, regarding the Proposal for a Debt Negotiation Agreement, of which the main highlights are:

    I.   Interdependence agreement to rule the supply of water on a wholesale basis by Sabesp:

a)   Establishment of a guarantee, in favor of Sabesp, through the fiduciary assignment of SAAE’s receivables, with automatic segregation of amounts owed to Sabesp by the bank that centralizes SAAE’s collection; and

b)   As a result of the establishment of the guarantee and the automatic payment , there will be a 20% discount on the monthly amount billed for the services of water supply on a wholesale basis.

   II.   Judicial agreement for SAAE to pay the debt owed to Sabesp in installments:

a)   Payment of the debt in 480 monthly installments, bearing interest of 0.5% per month and correction by the IPCA index; and

b)   30% discount on the city debt of R$2.9 billion owed to Sabesp, linked to the payment during the instalment period.

It should also be noted that the implementation of the agreements described above depends on the prior approval of Sabesp's Board of Directors, as well as other approvals to be established by each party and granted before signing any binding document.

The full Proposal for the Agreement to Negotiate the Debt is available at www.sabesp.com.br/investidores.

The company will keep the market informed of any developments related to the subject matter of this Material Fact.

São Paulo, August 28, 2017.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 29, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.